Filed by Community Bancorp Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:	Rancho Bernardo
Community Bank.
Act Filing No.: 000-26505

PRESS RELEASE

SOURCE:	Rancho Bernardo Community Bank
CONTACT:	Alan L. Douglas, President

RB Community Bank’s 1st Quarter earnings

SAN DIEGO, April 27, 2005/Business Wire/ — Rancho Bernardo Community Bank (OTC Bulletin Board: RBCB.OB - news) announced earnings of $299,000 for the first quarter of 2005, down slightly from $373,000 for the same period in 2004. Basic earnings per share were $0.32 and diluted earnings per share were $0.28.

Comparing 2005’s first quarter to the first quarter of 2004, assets were $113,778,000 up 12.4% from $101,251,000, loans were $90,050,000 up 18.2% from $76,190,000 and deposits were $101,362,000 up 12.7% from $89,929,000.

There are two primary reasons income for the first quarter of 2005 is down slightly from 2004. During the first quarter of 2004 the bank benefited from a one-time recovery of legal fees and un-accrued interest on a foreclosure in an amount totaling $113,449. Also, during the last two weeks of 2004 the bank experienced unanticipated loan payoffs of over $5,000,000 and started the New Year $5,000,000 behind budget. Fortunately, the lending staff has not only produced the budgeted loan volume for the first quarter but also made up for the lost loan volume at year-end bringing the bank’s total loans to over $90,000,000.

Rancho Bernardo Community Bank recently signed a definitive agreement to merge into Community National Bank, a wholly-owned subsidiary of Community Bancorp Inc. The proposed partnership with Community National Bank will enhance Rancho Bernardo Community Bank’s ability to service its customers.

“Community National’s commitment to their customers, employees and shareholders is virtually the same as ours and I am confident that together we will be one of the premier community banks in San Diego County,” commented Alan Douglas, president of Rancho Bernardo Community Bank. The combined bank will service San Diego and Riverside Counties through eleven full service branches and provide expanded lending capacity and product offerings to Rancho Bernardo Community Bank’s customers.

Rancho Bernardo Community Bank serves all of San Diego County and specializes in business loans and lines, equipment loans, construction loans and SBA loans.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Rancho Bernardo Community Bank with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

Rancho Bernardo Community Bank

(Dollars in thousands, except per share data)

	Three Months Ended March 31,
Statement of Income	2005	2004
Interest income	$1,784	$1,492
Interest expense	356	239

Net interest income	1,428	1,253
Provision for loan losses	99	15

Net interest income after provision	1,329	1,238
Non interest income	50	125
Non interest expense	876	735

Income before income taxes	503	628
Income taxes	204	255

Net Income	$299	$373

Basic EPS	$0.32	$0.40
Diluted EPS	$0.28	$0.37
Average shares outstanding	942,444	935,861
Average diluted shares outstanding	1,058,219	1,014,567
Return on average equity (annualized)	12.0%	17.2%
Return on average assets (annualized)	1.1%	1.5%
Efficiency ratio	61.3%	58.7%

Balance Sheet	March 31, 2005	December 31, 2004	March 31, 2004
Assets
Cash and due from banks	$3,418	$1,923	$3,117
Federal funds sold	0	4,650	6,085
Investment securities	19,027	18,847	15,821
Loans, net of unearned income	90,050	81,433	75,730
Less allowance for loan losses	1,114	1,263	1,234

Net loans	88,936	80,170	74,496
Other assets	2,397	1,923	1,272

Total	113,778	107,513	100,791

Liabilities and Sharholders’ Equity
Non interest-bearing	$19,968	$20,217	$20,828
Interest-bearing	81,394	76,140	69,101

Total Deposits	101,362	96,357	89,929
Accrued interest and other liabilities	2,410	1,390	2,114
Junior subordinated debt	0	0	0
Notes payable	0	0	0
Minority interest in subsidiary	0	0	0

Total Liabilities	103,772	97,747	92,043

Shareholders’ Equity
Common stock	6,997	6,915	6,134
Retained earnings	3,182	2,883	2,476
Other comprehensive income (loss)	(173)	(32)	138

Total Shareholders’ Equity	10,006	9,766	8,748

Total	113,778	107,513	100,791

Book value at end of period	$10.53	$10.42	$9.34
Shares outstanding at end of period	950,114	937,233	937,076